

ATCO
G R O U P



08003327

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

June 5, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

SEC
Mail Processing
Section

JUN 1 6 2008

Washington, DC
100

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ♦ Corporation's Form 1, filed June 4, 2008 for symbol CU
- ♦ Corporation's Form 1, filed June 4, 2008 for symbol CU.X
- ♦ Corporation's Form 1, filed June 4, 2008 for symbol CU.PR.A
- ♦ Corporation's Form 1, filed June 4, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED

JUN 2 0 2008

THOMSON REUTERS

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	81,573,186	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Other Issuances and Cancellations	53,700

Issued & Outstanding Closing Balance :	81,626,886

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,445,700	As at :	05/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2008	N	6,000			

Filer's comment

TSX Reserve = 4,426,400 TSX Available to be granted = 2,974,700

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		6,000	0	0	0

Stock Options Outstanding Closing Balance:	1,451,700	As at :	05/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2008	Conversion (General)	53,700
Totals		53,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2008
Last Updated:	06/04/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	43,721,484	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-53,700

Issued & Outstanding Closing Balance :	43,667,784

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2008	Conversion (General)	-53,700
Totals		-53,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2008
Last Updated:	06/04/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2008
Last Updated:	06/04/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.B
Reporting Period: 05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 06/04/2008
Last Updated: 06/04/2008

END